

12060307

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33594

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Empire Investment, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

136-20 38th Avenue, Suite 9E
(No. and Street)

Flushing (City) NY (State) 11354 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Leon Wu 718-445-2313
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Dr. Suite 508 West Southfield, MI. 48075
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 5 2012
REGISTRATIONS BRANCH
03

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

KA 4/6

OATH OR AFFIRMATION

I, Leon Wu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Empire Investment, Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A



Signature

President

Title



Notary Public

LISA MAK
NOTARY PUBLIC, STATE OF NEW YORK
QUALIFIED IN QUEENS COUNTY
REG. # 01MA6211574
MY COMM. EXP. 09/21/2013

2/29/12.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EMPIRE INVESTMENT, INC.
December 31, 2011

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

February 28, 2012

Board of Directors
Empire Investment, Inc.
136-20 38th Avenue Suite 9E
Flushing, NY 11354

I have audited the accompanying balance sheet of Empire Investment, Inc. , as of December 31, 2011, and the related statements of income, retained earnings, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material aspects, the financial position of Empire Investment, Inc. as of December 31, 2011, and the results of its operations, retained earnings, changes in stockholders equity, and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules of computation of net capital, computation of basic net capital requirement, computation of aggregate indebtedness, exemptive provisions under rule 15c3-3, statement of changes in liabilities subordinated to the claims of general creditors, and the reconciliation of the computation of net capital under rule 15c3-1, are presented for additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects to the basic financial statements taken as a whole.

Further, there were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding Unaudited Part IIA of the Focus report required under Rule 15c3-1.

Edward Richardson Jr., CPA

Empire Investment, Inc.
BALANCE SHEET
As of December 31, 2011

ASSETS

CURRENT ASSETS		
Cash In Bank	$	136,218.93
Accounts Receivable		10,451.59
Note Receivable - Officer		25,791.35
Total Current Assets		172,461.87
PROPERTY AND EQUIPMENT		
Equipment		22,623.30
Less: Accumulated Depreciation		(18,691.91)
Net Property and Equipment		3,931.39
OTHER ASSETS		
Security Deposit		333.88
Total Other Assets		333.88
TOTAL ASSETS	$	176,727.14

The footnotes are an integral part of the financial statements.

Empire Investment, Inc.
BALANCE SHEET
As of December 31, 2011

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 44,428.52
Accrued Liabilities	23,263.00
Total Current Liabilities	67,691.52
LONG-TERM LIABILITIES	
Total Liabilities	67,691.52
STOCKHOLDERS' EQUITY	
Capital Stock, no par value, 200 shares authorized, 30 shares issued and outstanding	164,388.00
Paid in Excess	240,377.14
Retained Earnings	(295,729.52)
Total Stockholders' Equity	109,035.62
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 176,727.14

The footnotes are an integral part of the financial statements.

Empire Investment, Inc.
STATEMENT OF INCOME

	12 Months Ended December 31, 2011
Revenues	
Commissions Earned	$ 317,454.85
Other Income	2,710.09
Interest Income	25,911.03
Dividend Income	238.00
Gain(loss) on security trading	(22,947.31)
Unrealized Gain(Loss) on Securiti	29,392.40
Total Revenues	352,759.06
Operating Expenses	
Employee compensation and ben	143,963.77
Floor brokerage, exchange, and c	147,967.43
Communications and data proces	8,730.15
Occpancy	38,405.85
Other expenses	66,867.01
Total Operating Expenses	405,934.21
Operating Income (Loss)	(53,175.15)
Net Income (Loss)	$ (53,175.15)

The footnotes are an integral part of the financial statements.

Empire Investment, Inc.
STATEMENT OF RETAINED EARNINGS

	12 Months Ended December 31, 2011
Beginning of Period	$ (242,554.37)
Plus: Net Income	$ (53,175.15)
Less: Dividends Paid	0.00
RETAINED EARNINGS END OF PERIOD	$ (295,729.52)

The footnotes are an integral part of the financial statements.

Empire Investment, Inc.
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2011

		2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income (Loss)	$	(53,175.15)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:		
Prior Period Adjustment		(1,074.64)
Depreciation and Amortization		1,434.00
Losses (Gains) on sales of Fixed Assets		0.00
Decrease (Increase) in Operating Assets:		
Investments		37,740.00
Accounts Receivable		99,867.06
Other		334.00
Increase (Decrease) in Operating Liabilities:		
Accounts Payable		25,178.52
Accrued Liabilities		(6,558.00)
Total Adjustments		156,920.94
Net Cash Provided By (Used In) Operating Activities		103,745.79
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds From Sale of Fixed Assets		0.00
Net Cash Provided By (Used In) Investing Activities		0.00
CASH FLOWS FROM FINANCING ACTIVITIES		
Notes Payable Repayments		(58,404.00)
Proceeds From Sale of Stock		90,877.14
Treasury Stock		0.00
Net Cash Provided By (Used In) Financing Activities		32,473.14
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		136,218.93
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD		0.00
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$	136,218.93

The footnotes are an integral part of the financial statements.

EMPIRE INVESTMENT, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2011

	Preferred Stock		Common Stock		Paid-in Capital		Retained Earnings	Total Stockholder's Equity
	Shares	Amount	Shares	Amount	Shares	Amount	Amount	Amount
Balance at January 1, 2011	0	0	30	$ 164,388	30	$ 149,500	$ (242,554)	$ 71,334
Net Income	-	-	-	-	-	-	(53,175)	(53,175)
Capital Transactions	-	-	-	-	-	90,877	-	90,877
Prior Period Adjustments	-	-	-	-	-	-	-	-
Balance at December 31, 2011	-	-	30	$ 164,388	30	$ 240,377	$ (295,729)	$ 109,036

EMPIRE INVESTMENT, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Empire Investment, Inc. (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

<u>Organization</u>

T`he Company) was incorporated in the State of New York effective November 30, 1984. The Company has adopted a calendar year.

<u>Description of Business</u>

The Company, located in Flushing, NY is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA. The Company operates under SEC Rule 15c3-3 (k)(2)(ii), which provides that all funds and securities belonging to the Company's customers are handled by a clearing broker-dealer.

<u>Basis of Accounting</u>

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

<u>Cash and Cash Equivalents</u>

The Company considers as cash all short-term investments with an original maturity of three months or less to be cash equivalents.

<u>Accounts Receivable – Recognition of Bad Debt</u>

The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

<u>Revenue Recognition</u>

Commission revenues are recorded by the Company when the services are rendered.

<u>Depreciation</u>

Depreciation is calculated using the straight-line method.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sales securities and foreign currency translation adjustment among others. During the year ended December 31, 2011, the Company did not have any components of Comprehensive Income to report.

Concentrations

The company concentration is services, which is the sale of securities, stock options, and mutual funds.

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material inadequacies in the amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding in audited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c-3-3(k)(2)(ii) by promptly transmitting all customer funds to the clearing broker who carries the customer accounts.

NOTE D – RELATED PARTY TRANSACTIONS

As of December 31, 2011, the Company loaned its stockholder $25,791.35 on a non-interest bearing, unsecured loan.

NOTE E – OTHER COMMITMENTS AND CONTINGENCIES

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2011, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

NOTE F – PROPERTY, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Property, equipment and leasehold improvements are stated at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation is calculated on the double declining method. The following is a summary of property, equipment and leasehold improvements:

	Estimated Useful Life		
Automobile	5 years	$	0
Furniture and equipment	3 – 7 years		22,623
Leasehold improvements	7 years		0
			22,623
Less – accumulated depreciation			(18,692)
Total		$	18,691

Depreciation expense was $1,434.00 for the year December 31, 2011 and is included in the operating expenses in the accompanying statement of income.

NOTE G – ACCOUNTS RECEIVABLE

The amount, $10,451.59 was due from Penson Financial Services., a clearing broker.

NOTE H – INVESTMENTS

The amount, $43,105.32 is held at Southwest Securities, a clearing broker.

NOTE I – RENT

The amount was paid on lease agreement; the total expensed for the year was $36,000.00.

NOTE J – ADVERTISING

The advertising expense for the year was $1,480.00; the entire amount was expensed as incurred.

NOTE K – FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an assets or paid to transfer a liability in an orderly transaction between participants at the measurement date (i.e., an exit price). The guidance includes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority To unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Quoted, active market prices for identical assets or liabilities. Level 1 also includes U.S. Treasury and federal agency securities and federal agency mortgage-backed securities, which are traded by dealers of brokers in active markets. Valuation are obtained from readily available pricing sources for market transactions involving identical assets or liabilities. The Company did have any Level 1 assets..

Level 2 – Observable inputs other than Level 1, such as quoted market prices for similar assets or liabilities, quoted for identical or similar assets in inactive markets, and model derived valuations in which all significant inputs are observable in active markets. The Company did not have any Level 2 assets or liabilities.

Level 3 – Valuation techniques in which one or more significant inputs are observable in the marketable. The company did not have any Level 3 assets or liabilities.

Fair values of assets measured on a recurring basis at December 31, 2011 are as follows:

	Fair value at Reporting Date Using	
	Fair Value	Quoted Price in Active markets for Identical Assets (Level 1)
December 31, 2011		
Marketable Securities	$ 43,105.32	$ 43,105.32
Total	$ 43,105.32	$ 43,105.32

TREASURER FINANCIAL CORPORATION
NOTES TO FINANCIAL STATEMENTS
December 31, 2011

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. The income reported from these investments was $115.03

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those instruments. Available-for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
	Carrying Value	Fair Value
December 31, 2011		
Money Market Funds		
Total	$ 43,105.32	$ 43,105.32
	$ 43,105.32	$ 43,105.32

Cost and fair value of money market funds and marketable securities at December 31, 2011 are as follows:

	Amortized Cost	**Gross Unrealized Gain**	**Gross Unrealized Losses**	**Fair Value**
December 31, 2011				
Held to Maturity:				
Marketable Securities	97,078.91	490.75	54,464.34	43,105.32
Totals	$ 97,078.91	490.75	54,464.34	$ 43,105.32

The fair value of money market funds and market securities have been measured on a recurring basis using Level 1 inputs, which are based on unadjusted quoted market prices within active markets. There have been no changes in valuation techniques and related inputs.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2011

Empire Investment, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2011

Computation of Net Capital

Total Stockholder's equity:		$ 109,036.00
Nonallowable assets:		
Other Assets	334.00	
Fixed Assets	3,931.00	
Accounts receivable – other	25,791.00	(30,056.00)
Other Charges		
Haircuts	0.00	
Undue Concentration	0.00	(0.00)
Net allowable capital		$ 78,980.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$ 4,515.02
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000.00
Net capital requirement	$ 5,000.00
Excess net capital	$ 73,980.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 67,691.52
Percentage of aggregate indebtedness to net capital	85.70%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2011	$ 104,742.00
Adjustments:	
Change in Equity (Adjustments)	(456.00)
Change in Non-Allowable Assets	(25,306.00)
Change in Haircuts	(0.00)
Change in Undue Concentration	0.00
NCC per Audit	78,980.00
Reconciled Difference	$ (0.00)

See accountant's audit report

Empire Investment, Inc.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2011

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers' transactions are cleared through another broker-dealer on a fully disclosed basis. The name of the clearing firm is Penson Financial Service.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2011	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2011	$ -

REPORT ON INTERNAL CONTROL

For the year ended December 31, 2011

Empire Investment, Inc.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2011 (With Independent Auditor's Report Thereon) and Supplemental Report on Internal Control

December 31, 2011